UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 27, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Shake Shack Inc.
Full name of Registrant

N/A
Former name if Applicable

225 Varick Street, Suite 301
New York, New York 10014
(Address of principal executive offices)

(646) 747-7200
(Issuer’s telephone number)

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

As previously disclosed by Shake Shack Inc. (“Shake Shack” or the “Company”) in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 15, 2024 and in its Current Report on Form 8-K filed with the SEC on February 26, 2024, in connection with the preparation of the Company’s Annual Report on Form 10-K for the fiscal year ended December 27, 2023 (the “2023 Form 10-K”), the Company concluded that in prior financial reporting periods it had not appropriately accounted for the deferred tax asset associated with its investment in SSE Holdings, LLC, due primarily to incorrect accounting for state tax depreciation. These errors led to overstatements of income tax expense and understatements of deferred tax assets during the impacted periods. As previously disclosed, the Company is in the process of restating the Company’s previously issued audited consolidated financial statements as of and for the fiscal years ended December 28, 2022 and December 29, 2021 included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2022, and the unaudited condensed consolidated financial statements for the quarterly periods ended March 30, 2022, June 29, 2022, September 28, 2022, March 29, 2023, June 28, 2023 and September 27, 2023 (collectively, the “Prior Financial Statements”). The Company intends to include the restated Prior Financial Statements in the 2023 Form 10-K. The Company is unable to make the required corrections to its Prior Financial Statements and accompanying disclosures and file its 2023 Form 10-K by the filing deadline of February 26, 2024 without unreasonable effort or expense. The Company expects to file the 2023 Form 10-K on or before the expiration of the 15-calendar day extension period provided by Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Katherine Fogertey	(646)	747-7200
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Shake Shack Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 26, 2024	By:	/s/ Katherine Fogertey
Katherine Fogertey
Chief Financial Officer